Mail Stop 7010
								March 16, 2006



Charles Boehlke
Executive Vice President and Chief Financial Officer
MSC Inudstrial Direct Co., Inc.
75 Maxess Road
Melville, New York, 11747

      Re:	MSC Industrial Direct Co., Inc.
      Form 10-K for Fiscal Year Ended August 27, 2005
      Form 10-Q for Fiscal Quarter Ended November 26, 2005
		File No. 1-14130

Dear Mr. Boehlke:

      We have limited our review of the above referenced reports to the matters listed below. If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 27, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations, page 23

1.		We reference your current analysis of changes in net
sales
and gross profit. In future filings, when you indicate that multiple factors have contributed to a change in your results, please quantify the impact of each factor where possible. Please refer to Item
303(a)(3) of Regulation S-K, including Item 303(a)(3)(iii), and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 27

2.		In future filings, please revise your analysis of cash
flows to address all periods presented on your consolidated statements of cash flows. We believe that this analysis provides valuable insight into your liquidity for those same periods and allows your investors to more easily identify trends. Please refer to Section IV.B. of our Release 33-8350.

Controls and Procedures, page 51

3.	You indicate "...the Company`s disclosure controls and
procedures were effective....to provide reasonable assurance that information required to be disclosed in the Company`s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Alternatively, your officers may conclude that the Company`s disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753, or me at
(202)
551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Charles Boehlke
MSC Industrial Direct Co., Inc.
March 16, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE